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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERE TO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

SENTO CORPORATION
(Name of Issuer)
Common Stock, $.25 Par Value
(Title of Class of Securities)
816918205
(CUSIP Number)
Plutus Transeo Fund, L.P.
Attention: Hasan Sabri
C/o Plutus Capital Management LLP
3 New Burlington Street
London W1S 2JF
+44207 494 8706
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	816918205	13D	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Plutus Transeo Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Other (OO)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		766,254

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		766,254

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		766,254

WITH	10	SHARED DISPOSITIVE POWER:

		766,254

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	766,254

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	Partnership (PN)
(1) The Reporting Persons may be deemed to be part of a group with Great Gable Master Fund, Ltd. DSL Capital Group, Inc. The Reporting Persons expressly disclaim the existence of a group.

CUSIP No.	816918205	13D	Page	3	of	10
Item 1. Security and Issuer.
     The securities to which this statement relates are shares (the “Shares”) of common stock, par value $.25 per share, of Sento Corporation, a Utah corporation with principal executive offices located at 420 East South Temple, Suite 400, Salt Lake City, Utah 84111 (the “Issuer”).
Item 2. Identity and Background.
     (a) (b) and (f) Plutus Transeo Fund, L.P., an entity organized under the laws of the Cayman Islands (“Plutus” or the “Reporting Person”), with its principal executive offices located at Walker House, Mary Street, PO Box 908 GT, Grand Cayman, Cayman Islands.
     (c) Plutus is involved in making and managing investments of the funds invested by the limited partner investors of Plutus.
     The general partner of Plutus is Plutus General Partner Inc., an entity organized under the laws of the Cayman Islands (“Plutus GP”), with its principal executive offices located at Walker House, Mary Street, PO Box 908 GT, Grand Cayman, Cayman Islands. The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Plutus GP are set forth below.

Principal Occupation or
Name and Office Held	Business Address	Citizenship	Employment
Nicolas Salloum, Director	Walker House, Mary Street	France	Founder, NIYASA
	PO Box 908 GT		Capital Management
	Grand Cayman, Cayman		Ltd.
Islands.

Nabil Debs, Director	Walker House, Mary Street	Greece	Founder, Plutus
	PO Box 908 GT		Capital Management
	Grand Cayman, Cayman		L.P.
Islands.

Walker House, Mary Street
PO Box 908 GT
Ronald J.A. De Graaf,	Grand Cayman, Cayman
Director	Islands.	Netherlands	Retired

Jean Marc Satta, Director	Walker House, Mary Street	France	Vice President of
	PO Box 908 GT		Strategy and
	Grand Cayman, Cayman		Operations, Aragon
	Islands.		Networks

Christian Coumans, Director	Walker House, Mary Street	Belgium	Manager, CHAAS
	PO Box 908 GT		Holdings, USA
Grand Cayman, Cayman
Islands.
     (d) and (e) To the best knowledge of Plutus, none of the entities or persons identified in Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate purchase price of the Shares beneficially owned by Plutus was $1,000,000. The source of funds for the investment was provided from the funds invested by the limited partner investors in Plutus.

CUSIP No.	816918205	13D	Page	4	of	10
Item 4. Purpose of Transaction.
     The Issuer anticipates reporting a net loss of approximately $2.58 per diluted share, for the year ended March 31, 2007, compared with a net loss of approximately $.04 per diluted share for the year ended March 31, 2006. This deteriorating financial performance is largely the result of lower than expected margins with certain clients, loss of business with several large clients, training expenses and higher wages paid to attract and retain specific personnel. The filing for bankruptcy protection by a significant customer of the Issuer materially changed the financial position of the Issuer. As a result, certain of the holders of the Issuer’s Series B Shares including Plutus, Great Gable Master Fund, Ltd., and DSL Capital Group, Inc. (each, an “Investor” and, collectively, the “Investors”) have provided credit support to the Issuer to induce the Issuer’s lender, Silicon Valley Bank (the “Lender”), to continue to provide credit to the Issuer. In light of the circumstances surrounding the loss of the Issuer’s significant customer, the Investors have also provided other assistance to the Issuer, including financial advisory services and advice regarding various strategic alternatives.
     The Issuer issued a letter to the Investors on June 21, 2007, attached hereto as Exhibit A (“Letter”), under which the Investors may acquire beneficial ownership of more than 50% of the Issuer’s Shares in the aggregate. Each of the Investors is acting on its own behalf in furtherance of its investment purposes and there is no current plan or proposal among or between any of them to act in concert with respect to the future voting or disposition of the Shares. On July 12, 2007, after a period of investigating the financial and operating condition of the Issuer (as disclosed in the Form 12b-25 filed by the Issuer on July 2, 2007), and discussions and negotiations with the Lender, Plutus, and the other Investors, determined to accept the terms of the Letter, and proceed to negotiate and enter into definitive documents under which the Investors would acquire beneficial ownership of at least a majority of the Issuer’s Shares in the aggregate (or other securities convertible into or exchangeable for Shares).
     The Investors do not have any present plans or proposals to change the current board of directors or management of the Issuer, or to change the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; however, each of the Investors has advised the Issuer regarding strategic alternatives. If the Investors acquire beneficial ownership of a majority of the Shares in the aggregate, they would have the ability to elect the board of directors of the Company and effect an extraordinary transaction, such as a merger, reorganization or sale of assets, involving the Issuer and/or its subsidiaries.
     The above-referenced issuance of Shares to the Investors may cause a material change in the present capitalization of the Issuer or cause the Issuer’s securities to be delisted from The Nasdaq Capital Market.
Item 5. Interest in Securities of the Issuer.

(a) and (b)	On December 21, 2006, the Reporting Person purchased units consisting of shares of the Issuer’s Series B Convertible Participating Preferred Stock and Warrants which are convertible into 766,254 shares of Common Stock of the Issuer. Thus, the Reporting Persons currently beneficially own 18.6% of the outstanding common stock of the Issuer, based upon 4,170,026 shares of Common Stock outstanding (total outstanding shares as reported in publicly available information).

(c)	Except for the agreements described above, to the knowledge of the Reporting Person, no transactions in the class of securities reported have been effected during the past 60 days by the Reporting Person and any person named in named as officers, directors or managers of the Reporting Person in Item 2.

(d)	To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	N/A

CUSIP No.	816918205	13D	Page	5	of	10
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as otherwise set forth in this statement, Plutus does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     Exhibit A            Letter from the Issuer to the Investors

CUSIP No.	816918205	13D	Page	6	of	10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2007
Date

Plutus Transeo Fund, L.P.

By:	/s/ Hasan Sabri

Hasan Sabri, Chief Operating Officer

CUSIP No.	816918205	13D	Page	7	of	10
Exhibit A
June 21, 2007
PLUTUS TRANSEO FUND, L.P.
DSL CAPITAL, LLC
GREAT GABLE MASTER FUND, LTD.
Gentlemen:
     Sento Corporation, a Utah corporation (the “Corporation”), in order to induce Plutus Capital, Chesapeake Group, and Great Gable Partners (the “Preferred Shareholders”) to provide credit support in the amount of $450,000.00 on June 21, 2007 to the Corporation’s existing secured lender thereby providing immediate credit availability to fund the payroll and other critical expenses of the Corporation and its affiliates, Sento Technical Services Corporation and Xtrasource Acquisition, Inc. (the “Initial Credit Support”), hereby agree that, provided the Preferred Shareholders provide the Initial Credit Support, the Corporation will promptly take all steps necessary, including without limitation, obtaining any necessary stockholder, exchange or Securities and Exchange Commission approval and any waivers of rights from the Corporation’s existing stock, warrant, option or debt holders, to:
     (i) negotiate and enter into binding documentation with respect to and consummate and effect the issuance of convertible, subordinated debt securities to the Preferred Shareholders that, at the time of issuance, are immediately convertible at the election of the Preferred Shareholders, into such number of the Corporation’s common stock that, following conversion, and considered on a fully diluted and as converted to common stock basis (including without limitation the conversion of all then outstanding options, warrants, preferred stock and any other convertible security of the Corporation), the Preferred Shareholders will own (including for purposes of this calculation shares of common stock that would be obtained by the Preferred Shareholders upon conversion of their preferred stock currently held) at least 50.1% but no more than 60% of the Corporation’s common stock and convert into a greater portion of the Corporation’s common stock if certain performance and financial covenants are not met (including an obligation to implement the cost cutting plans outlined by the Corporation’s financial advisor BBK);
     (ii) grant the Preferred Shareholders the right to appoint such number of the members of the Corporation’s Board of directors as the Preferred Shareholders may determine in their sole discretion; provided that, the Corporation will be in compliance with the rules and regulations promulgated by the Securities and Exchange Commission and all other applicable laws;
     (iii) unless the Corporation faces a material, imminent risk of loss from the actions of a creditor or customer that necessitates immediate action by the Corporation (an “Imminent Threat”), require the Corporation to give the Preferred Shareholders not less

CUSIP No.	816918205	13D	Page	8	of	10
than 48 hours written notice of any action that the Corporation is intending to take or refrain from taking that could reasonably be expected to have a material adverse effect on the Corporation, its assets or prospects, including but not limited to, any bankruptcy filing, or in the case of an Imminent Threat, prior written notice as soon as reasonably practicable under the circumstances; provided that, each of the Preferred Shareholders has agreed to be bound by the Corporation’s policy concerning insider trading; and
     (iv) commit the Corporation to register for public sale such securities and the common stock underlying such securities on terms acceptable to the Preferred Shareholders.
     With respect to paragraph (i) above, the Preferred Shareholders may determine, in their sole discretion, to obtain the rights and economic benefits contemplated and anticipated under paragraph (i) through: (1) a form of debt, subject only to liens in favor of the Corporation’s existing secured lender, which may, at the option of the Preferred Shareholders: (A) be secured or unsecured, (B) be convertible into common stock and/or accompanied by warrants to purchase, at a nominal value, shares of common stock, and/or (C) provide for substantial closing fees, interest rate, and success, exit and other fees in the event of a sale, recapitalization, restructuring (in or out of bankruptcy), merger or similar transaction of the Corporation: (2) with the consent of the Corporation, which consent will not be unreasonably withheld, a different form of security (debt or otherwise) or structure; provided that, such change would not require the Corporation to violate any applicable law.
     The Corporation hereby agrees that it will, by no later than June 22, 2007, obtain a settlement and general release from the prior shareholders of Xtrasource Acquisition, Inc. for any and all claims that they may have, past, present or future against the Corporation; including without limitation, any claims relating, directly or indirectly, to the payment of any earn-out that may be due to such shareholders of Xtrasource Acquisition, Inc., all in form and substance reasonably acceptable to the Preferred Shareholders.
     To the extent effecting any of the above is impossible due to circumstances beyond the control of the Corporation, the Corporation will use its best efforts to take any action or enter into any transaction with the Preferred Shareholders necessary to provide the Preferred Shareholders with rights as substantially similar to the above as possible.
     The Corporation will reimburse the Preferred Shareholders for their reasonable legal fees and costs expended in negotiating, documenting and consummating the transactions contemplated herein, including without limitation, such fees and costs associated with the provision of any credit support to the Corporation’s existing secured lender.
     In addition, the Corporation agrees that it will not issue any equity or debt securities following execution and delivery of this letter agreement prior to full consummation of the transactions contemplated herein, other than (i) in connection with the transactions contemplated by this letter agreement, (ii) in connection within the exercise or conversion of currently outstanding options, warrants or other derivative securities in accordance with their terms, (iii) in connection with the issuance of options to employees of the Corporation other than officers or

CUSIP No.	816918205	13D	Page	9	of	10
directors of the Corporation pursuant to the Corporation’s existing employee stock option plans, and (iv) subject to terms and conditions that are in form and substance acceptable to the Preferred Shareholders, as reasonably necessary to resolve, in whole or in part, the obligations that the Corporation owes or may owe to the prior shareholders of Xtrasource Acquisition, Inc., or to Centurion Southwest, LLC; provided that, if the Initial Credit Support is not provided by June 21, 2007, then the obligations contained in this paragraph shall terminate.
     The undersigned hereby represents and warrants that the undersigned has the full authority to execute and deliver this letter agreement and that this letter agreement is fully binding upon the corporation.
     As evidenced by the signatures of the Preferred Shareholders set forth below, the Preferred Shareholders agree to (i) provide to the Corporation’s existing secured lender (for use by the Corporation), in the form of the purchase of last-out participations, of $450,000 by wire transfer on June 21, 2007, and (ii) thereafter agree, subject to the Preferred Shareholders having already obtained, on an as converted basis, at least 50.1% of the common voting stock of the corporation by August 1, 2007 and to the satisfaction of certain benchmarks by the Corporation and such other terms and conditions as may be agreed upon by the Preferred Shareholders, the Corporation, and the existing secured lender, to fund from time to time, as may be necessary, as much as $1,000,000 to the Corporation’s existing secured lender (for use by the Corporation), in the form of the purchase of last-out participations or junior secured debt (as may be agreed to in writing by the Preferred Shareholders and the Corporation) which the Preferred Shareholders may elect thereafter to exchange for equity securities to be issued to the Preferred Shareholder on terms acceptable to the Preferred Shareholders. Notwithstanding anything to the contrary above, the obligation of the Preferred Shareholders shall be a several obligation, with each Preferred Shareholder obligated, subject to such terms and conditions, to fund one-third(l/3) of such funding commitment.
     The consideration provided by the Preferred Shareholder by providing the Credit Support is hereby acknowledged by the Corporation to be reasonable, sufficient and adequate consideration for the transactions contemplated by this letter agreement. The Corporation has entered into this agreement with the advice of counsel, willingly and not under any undue influence, fraud or duress. Upon advice of counsel to the Corporation, the Corporation agrees that, and hereby represents that, provided the Preferred Shareholders use commercially reasonable efforts to work with the Corporation to effect the transactions contemplated in this letter agreement, that the transactions contemplated in this letter agreement can be substantially effected by, August 1, 2007.
     The Board of Directors of the Company has reviewed and approved the execution and delivery of this letter agreement and consummation of the transaction contemplated herein.

Sincerely yours,
/s/ Kim A. Cooper
Mr. Kim A. Cooper
President and Chief Executive Officer

CUSIP No.	816918205	13D	Page	10	of	10

AGREED TO:

PLUTUS TRANSEO FUND, L.P.

By:	Plutus Capital Management LLP
Its Investment Advisor

By:	/s/ Hasan Sabri Hasan Sabri, Chief Operating Officer July 16, 2007

DSL CAPITAL, LLC

By:	/s/ Douglas S. Land

Douglas S. Land, Managing Director July 18, 2007

GREAT GABLE MASTER FUND, LTD.

By:	/s/ Jacques Soenens

Jacques Soenens, Managing Partner July 18, 2007